Exhibit 99

March 19, 2026

New York Stock Exchange
11, Wall Street,
New York,
NY 10005
USA

Dear Sir,

Sub:    Statement issued by the Reserve Bank of India dated March 19, 2026

We wish to inform you that the Reserve Bank of India (RBI) has issued a statement dated March 19, 2026, in relation to the recent developments at HDFC Bank Limited. The said statement is annexed herewith.

This is for your information and appropriate dissemination.

Yours faithfully,
For HDFC Bank Limited

Sd/-

Ajay Agarwal
Company Secretary
Group Head – Secretarial & Group Oversight

PRESS RELEASE RESERVE BANK OF INDIA www.rbi.org.in/hindi Website: www.rbi.org.in email: helpdoc@rbi.org.in Department of Communication, Central Office, Shahid Bhagat Singh Marg, Fort, Mumbai - 400.001 / Phone: 022 - 2266 0502 March 19, 2026 Statement on HDFC Bank Limited The Reserve Bank has taken note of the recent developments in HDFC Bank A transition arrangement as requested by the Bank has been approved by Reserve Bank as regards the position of Part Time Chairman of the Bank. HDFC Bank is a Domestic Systemically Important Bank (O-SIB) with sound financials, professionally run board and competent management team. Basis our periodical assessment, there are no material concerns on record as regards its conduct or governance. The bank remains well-capitalized and the financial position of the bank remains satisfactory with sufficient liquidity. Reserve Bank will continue to engage with the Board and management on the way forward. (Brij Raj) Chief General Manager Press Release: 2025-2026/2266